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FEB 25 2008

Washington, DC
106

SECURITIE ... SSION

08026001

ANNU ... RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.M.K. Securities & Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East Atlantic Avenue, Suite 200
(No. and Street)

Delray Beach	Florida	33444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar — (561) 274-9006
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 West Cypress Creek Road, Suite 450,	Fort Lauderdale,	Florida	33309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/5/08

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2007, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
22 day of February, 2008.

(Signature of Notary Public)

NOTARY PUBLIC-STATE OF FLORIDA
Wendy Wurst
Commission # DD555079
My Comm. Expires: 07/05/2010

Personally known:__

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Consolidated Statement of Financial Condition.
- x (c) Consolidated Statement of Income.
- x (d) Consolidated Statement of Cash Flows.
- x (e) Consolidated Statement of Changes in Stockholders' Equity.
- __ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

We have audited the accompanying consolidated statement of financial condition of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") at December 31, 2007 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 20, 2008

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

At December 31, 2007

Assets	
Cash	$ 242,045
Securities owned	23,347
Receivable from clearing organization	517,611
Receivable from brokers	15,607
Accounts receivable	58,902
Furniture and equipment, net	93,019
Prepaid expenses	18,088
Refundable deposits	9,747
Total	$ 978,366
Liabilities and Stockholders' Equity	
Liabilities:	
Note payable	43,096
Accounts payable and accrued expenses	198,958
Total liabilities	242,054
Commitments and contingencies (Notes 4 and 7)	
Stockholders' equity:	
Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	682,312
Total stockholders' equity	736,312
Total	$ 978,366

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Income

Year Ended December 31, 2007

Revenues:	
Commissions	$ 2,100,444
Principal transactions	674,307
Management fees	738,212
Interest	13,929
Other	812,466
Total revenues	4,339,358
Expenses:	
Commissions	1,865,557
Compensation and employee benefits	387,321
Clearing organization fees	269,151
Rent	144,452
Equipment rental and quotation services	73,613
Communications	28,281
Professional fees	15,063
Other	222,492
Total expenses	3,005,930
Net income	$ 1,333,428

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2006	$ 5	53,995	763,742	817,742
Cash dividends	-	-	(1,414,858)	(1,414,858)
Net income	-	-	1,333,428	1,333,428
Balance at December 31, 2007	$ 5	53,995	682,312	736,312

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 1,333,428
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	33,367
Increase in securities owned	(5,610)
Increase in receivable from clearing organization	(2,154)
Decrease in accounts receivable	23,496
Decrease in prepaid expenses	2,903
Increase in accounts payable and accrued expenses	43,086
Net cash provided by operating activities	1,428,516
Cash flow used in investing activity-	
Net purchase of furniture and equipment	(48,431)
Cash flows from financing activities:	
Net increase in note payable	26,274
Cash dividends paid	(1,414,858)
Net cash used in financing activities	(1,388,584)
Net decrease in cash	(8,499)
Cash at beginning of year	250,544
Cash at end of year	$ 242,045
Supplementary cash flow information –	
Cash paid for interest during the year	$ 3,651

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. ("PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. ("Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred to as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities and Securities Transactions. The Company records customers' securities transactions and related income and expenses on a trade date basis. Securities owned are carried at market value. In cases where there is no readily available market price, the fair value is determined in good faith by management.

Advisory Services. Income from advisory services is recorded when it is earned.

Depreciation. Depreciation has been provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. PMK Securities shareholders have elected for it to be treated as an S-Corporation and have elected for Capital Advisors to be treated as a qualified Subchapter S subsidiary. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these consolidated financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(continued)

(3) Securities Owned

Securities owned consist of investment securities at estimated fair values determined by management and are as follows:

	At December 31, 2007
Corporate equities:	
Not readily marketable, at cost	$ 8,500
Marketable, at estimated fair value	14,847
	$ 23,347

(4) Furniture and Equipment

A summary of furniture and equipment is as follows:

	At December 31, 2007
Furniture and office equipment	$ 93,943
Automobile	71,579
Total cost	165,522
Less accumulated depreciation	(72,503)
Furniture and equipment, net	$ 93,019

The Company leases its office facility under an operating lease agreement. The lease contains escalation clauses for annual rent adjustments. Rent expense totaled $144,452 for the year ended December 31, 2007. At December 31, 2007, approximate future minimum annual rental commitments are as follows:

Year Ending December 31,	Amount
2008	$ 141,240
2009	145,476
	$ 286,716

(continued)

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contributions to the Plan in 2007.

(6) Note Payable

At December 31, 2007, the Company had a note payable with a balance of $43,096. The note bears interest at 7.65% and is payable in monthly installments through May 2009. The note is collateralized by the Company's automobile.

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2007, the Company's minimum net capital requirement was $50,000. PMK Securities' net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $368,237 and the ratio of aggregate indebtedness to net capital was .49 to 1.

(9) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the receivable from its clearing organization.

(continued)

(10) Consolidating Statement of Financial Condition

The following is a consolidating statement of financial condition at December 31, 2007:

	P.M.K. Securities & Research, Inc.	P.M.K. Capital Advisors, Inc.	Eliminations	Consolidated
Cash	$ 17,038	225,007	-	242,045
Securities owned	23,347	-	-	23,347
Receivable from clearing organization	517,611	-	-	517,611
Receivable from brokers	15,607	-	-	15,607
Accounts receivable	312	58,590	-	58,902
Furniture and equipment	93,019	-	-	93,019
Investment in and advances to subsidiary	220,575	-	(220,575) [(a)]	-
Prepaid expenses	18,088	-	-	18,088
Refundable deposits	9,747	-	-	9,747
Total	$ 915,344	283,597	(220,575)	978,366
Note payable	43,096	-	-	43,096
Accounts payable and accrued expenses	135,936	114,601	51,579 [(a)]	198,958
Total liabilities	179,032	114,601	51,579	242,054
Common stock	5	1	1 [(a)]	5
Additional paid-in capital	53,995	4,999	4,999 [(a)]	53,995
Retained earnings	682,312	163,996	163,996 [(a)]	682,312
Total stockholders' equity	736,312	168,996	168,996	736,312
Total	$ 915,344	283,597	220,575	978,366

(a) To eliminate investment in subsidiary

P.M.K. SECURITIES & RESEARCH, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

NET CAPITAL	
Total stockholders' equity	$ 736,312
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	736,312
Deductions and/or charges -	
Nonallowable assets:	
Furniture and equipment	93,019
Investment in and advances to subsidiary	220,575
Receivable from brokers	15,607
Receivables from noncustomers	312
Securities not readily marketable	8,500
Other assets	27,835
Total nonallowable assets	365,848
Net capital before haircuts on securities	370,464
Haircuts on securities	2,227
Net capital	$ 368,237
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 11,935
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 318,237
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition-	
Total A.I. Liabilities from Statement of Financial Condition	$ 179,032
Ratio aggregate indebtedness to net capital	.49

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

(continued)

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 20, 2008

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the financial statements and supplemental schedules of P.M.K. Securities & Research, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

END